EXHIBIT 99.1

Precision Drilling Announces 2020 Debt Repayments Exceeding Guidance and Increases Long-Term Debt Reduction Target Through 2022

CALGARY, Alberta, Jan. 05, 2021 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) provides a series of announcements including: 1) debt repayment update; 2) increase in long-term debt reduction target; 3) liquidity update; and 4) drilling activity update.

Debt Repayment Update

Following additional open market repurchases of its unsecured senior notes in the fourth quarter, Precision’s 2020 debt repayments totaled $170 million, exceeding the high end of its 2020 annual targeted range of $100 million to $150 million. As of December 31, 2020, the amounts outstanding under Precision’s unsecured senior notes are as follows:

  US$286 million – 7.75% senior notes due December 15, 2023
  US$263 million – 5.25% senior notes due November 15, 2024
  US$348 million – 7.125% senior notes due January 15, 2026

The Company has paid down $550 million of debt just three years into its long-term debt reduction plan, exceeding the high end of each year’s annual targeted debt reduction range. As a result of Precision’s further reduction of absolute debt levels, the Company anticipates its forward run-rate of cash interest costs from debt to be approximately $85 million.

Increase in Long-Term Debt Reduction Target

Precision has increased its long-term debt reduction target from $700 million to $800 million for the years 2018 through 2022, requiring $250 million of debt reduction over the next two years to achieve our revised target. The target increase is due to accelerated debt reduction achieved and the Company’s forward free cash flow outlook, further strengthened by its reduced fixed cost structure and lower interest expense run-rate.

Liquidity Update

Precision anticipates a reported 2020 year-end cash balance of approximately $105 million to $110 million, $30 million to $35 million higher than year-end 2019, which combined with availability under the Company’s credit facilities, provides Precision access to over $700 million in total liquidity entering 2021.

Drilling Activity Update

In the fourth quarter of 2020, Precision’s average active rig count was 26 for the U.S. plus an average of 6 rigs earning idle but contracted revenues, 28 for Canada and six internationally. As of January 5, 2021, Precision has 45 active rigs in Canada, 31 active rigs in the U.S. and six rigs active internationally. Active rig counts in Canada are expected to peak at approximately 60 in the first quarter of 2021, while U.S. activity levels are expected to continue trending upwards modestly in the quarter.

Precision’s CFO, Carey Ford stated: “Precision continues to demonstrate its ability to generate robust free cash flow and deliver on both short and long-term debt reduction targets while maintaining a strong liquidity position. The Company successfully enacted several cash preservation initiatives during 2020, including aggressive reductions in fixed costs and capital spending. In addition, we further leveraged our SAP enterprise platform to automate numerous business processes and enhance business analytics to establish a reduced fixed cost structure that is sustainable in an increasing activity environment. Precision will continue to leverage its global scale and high-quality, digitally-enabled Super Series fleet to maximize free cash flow and prioritize reducing debt levels to reach targeted leverage of below two-times net debt to Adjusted EBITDA.”

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment and directional drilling services all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities;
  anticipated future activity levels in 2021;
  anticipated demand for Tier 1 rigs;
  anticipated fixed cost savings, capital spending and liquidity; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6100

Dustin Honing, CPA
Manager, Investor Relations & Corporate Development
403.716.4500

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com